Nasus pharma ltd.

Yigal Alon 65

Tel Aviv, 6744317, Israel

April 16, 2025

Via EDGAR

Daniel Crawford

Alan Campbell

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Nasus Pharma Ltd. (the “Company,” “we,” “our” and similar terminology)
Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted March 21, 2025 CIK No. 0002029039

Dear Sirs,

The purpose of this letter is to respond to the comment letter of March 28, 2025, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Amendment No. 3 to the Draft Registration Statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 4 to the Draft Registration Statement on Form F-1 (“Amendment No. 4”).

Page references in our responses are to Amendment No. 4. Unless otherwise stated, any defined terms in Amendment No. 4 apply within this letter.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted March 21, 2025

Cover Page

1.	We note your graphic appearing after the prospectus cover page. Please remove the pipeline table portion of this graphic and revise the graphic to disclose that you are a development stage company and none of your product candidates have been approved by the Food and Drug Administration. You may present your pipeline table in the Prospectus Summary and/or Business sections, as appropriate.

Response: In response to the Staff’s comment, we have revised our graphic appearing after the prospectus cover page to remove the pipeline table portion of this graphic and revised the graphic to disclose that we are a development stage company and none of our product candidates have been approved by the Food and Drug Administration.

2.	We note your pipeline table in the cover art graphic disclosing your NS-003, NS-004 and NS-005 programs. Please revise your Prospectus Summary and Business section as appropriate to disclose the molecule for each drug candidate and the data produced to date that supports including these programs in your pipeline table as material drug candidates. Alternatively, revise to remove these programs from your pipeline table.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 2, 68, 77 and 107 to include the molecule for each drug candidate, and page 107 to include the data produced to date that supports including these programs in our pipeline table as material drug candidates.

Daniel Crawford

Alan Campbell

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources

Current Outlook, page 73

3.	We note your revised disclosure here that you “may sell fewer than all of the securities offered hereby” appears to conflict with the disclosure on your cover page and elsewhere in your prospectus that you are offering your securities on a firm-commitment basis. Please revise or otherwise advise.

Response: In response to the Staff’s comment, we have revised page 73 to remove the disclosure that we “may sell fewer than all of the securities offered hereby.”

Business

Nasus’s Well Differentiated and Diversified Technology Platform - Intranasal Powder, page 86

4.	Please revise your disclosure on page 87 to disclose whether you produced the nasal spray used in the Nasal Cast model. To the extent you did not produce the spray, please revise to disclose why it is appropriate to disclose the results of this laboratory model since it does not present the distribution of your powder sprays or remove the disclosure.

Response: In response to the Staff’s comment, we have revised the disclosure on page 87 to disclose why it is appropriate to disclose the results of this laboratory model since it does not present the distribution of our powder formulation.

Competitors and Market for NS002, page 102

5.	To the extent your comparison of your product candidate to competitors in the graphic at the bottom of page 102 is not based on head-to-head clinical trials, please remove this graphic. Please also remove any similar graphics or claims that state or imply that your products are superior to competitor approved products that are not based on head-to-head clinical trials.

Response: In response to the Staff’s comment, we have revised the disclosure on page 102 to remove the graphic. Additionally, we revised the disclosure on page 102 to note that we believe it is important to interpret the results of clinical studies in the context of the intranasal epinephrine market, and that although there has not been a head-to-head study comparing the four product candidates, the four studies presented therein were conducted to explore the PK of epinephrine to support FDA approval of the product candidates and included similar study designs, patient populations, study endpoints and follow-up periods in compliances with FDA standard requirement for 505(b)(2) approval.

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Daniel Crawford

Alan Campbell

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Exhibits

6.	We note your removal of the Master Services Agreement with Aptar France SAS from your exhibit index along with the related schedules of work. Please tell us why these agreements are not material contracts pursuant to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not believe that the Master Services Agreement with Aptar France SAS, or Aptar, and the related schedules of work are material contracts that would be required to be disclosed in or filed with Amendment No. 4. The agreements are of the type that ordinarily accompanies the kind of business conducted by the Company, none of which the Company is substantially dependent upon. In addition, although we have chosen Aptar as sole supplier for supply of its intranasal Unit Dose Spray product, or UDS, to be the delivery system for our intranasal powder epinephrine nasal spray for the treatment of type 1 severe allergies and anaphylaxis and intranasal Naloxone powder nasal spray for the treatment of opioid overdose, there are alternative suppliers for UDS products. For these reasons, we have determined that these agreements are not material contracts and do not meet any of the criteria that would require the Company to file the agreements under Item 601(b)(10) of Regulation S-K.

If you have any questions or require additional information, please contact our attorneys Eric Victorson, Esq. at (212) 660-3092 or Oded Har-Even, Esq. at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

Nasus pharma LTD.

By:	/s/ Udi Gilboa
Executive Chairman

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